Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

October 14, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Eric Envall

RE:	Royal Bank of Canada – Forms 40-F and 40F/A for the fiscal year ended October 31, 2010;
Form 6-K filed May 27, 2011
SEC File No. 001-13928

Dear Ms. Hayes and Mr. Envall:

Further to our letter dated September 30, 2011 responding to your letter of comments dated August 9, 2011, we are providing a draft of our revised risk factor disclosure to be included in our future filings. We propose that the attached draft disclosure be included in our Annual Report on Form 40-F, subject to necessary updates as discussed below. Please note that we are proposing to include disclosure relating to the “Volcker Rule” in this risk factor disclosure to be included in our Annual Report and we will update the disclosure previously submitted in our September 30, 2011 letter (see our response to Question 4 in such letter) based on our review of the proposed implementation rules that were released on October 11-12, 2011.

In addition, there may be further updates to the enclosed disclosure depending on changes to the business and regulatory environment.

If you have any questions regarding our response, please contact Rod Bolger, RBC’s Senior Vice President of Finance and Controller, at 416-974-0729, or me.

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

(Enclosure)

cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
R. Bolger, Senior Vice President & Controller
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP

Risk factors

In addition to the risks described in the Risk Management and Capital Management sections, there are other risk factors, described below, which may adversely affect our businesses and financial results. In this section, we have also included our assessment of the more significant regulatory reform initiatives which relate to financial institutions and have been proposed in the wake of the global financial crisis, as their outcome could also have an impact on our businesses. The following discussion is however, not exhaustive as other factors could also adversely affect our results.

General business and economic conditions

Our earnings are significantly affected by the general business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, the level of activity and volatility of the capital markets and inflation. For example, an economic downturn in a country may result in high unemployment and lower family income, corporate earnings, business investment and consumer spending, and could adversely affect the demand for our loan and other products. In addition, our provision for credit losses would likely increase, resulting in lower earnings. Given the importance of our Canadian operations to our overall results of operations, an economic downturn in Canada or in the U.S. impacting Canada would largely affect our personal and business lending activities in Canada which are part of our Canadian Banking segment.

Our earnings are also sensitive to changes in interest rates. A continued low interest rate environment in Canada would result in our net interest income and earnings being unfavourably impacted by spread compression largely in our Canadian banking and wealth management businesses. As well, a significant increase in interest rates could adversely impact household balance sheets resulting in credit deterioration which could ultimately impact our financial results unfavourably.

Our European and U.S. fixed income trading businesses within our Capital Markets segment have been negatively impacted by global capital markets which remain challenged by heightened concerns over the European sovereign debt crisis. Many European financial institutions are being severely impacted by the European sovereign debt crisis which, combined with a weakened global economy, has caused international trading conditions to deteriorate considerably resulting in significantly lower client volumes and trading volatility. A prolonged decline in investor confidence and market conditions could also lead to lower average fee-based client assets and transaction volumes which would unfavourably impact the financial results of our wealth management businesses. A worsening of financial and credit market conditions, may also adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in our Capital Markets business.

Changes in accounting standards and accounting policies and estimates

From time to time, the Canadian Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements. Significant accounting policies are described in Note [1] to our Consolidated Financial Statements.

We are required to adopt International Financial Reporting Standards (IFRS) commencing November 1, 2011. For further details on our adoption of IFRS, including the impact on our capital position, refer to the Accounting and control matters section.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by the fiscal, monetary or other policies that are adopted by the Bank of Canada and various other Canadian regulatory authorities, the Board of Governors of the Federal Reserve System in the U.S. and other U.S. government authorities, as well as those adopted by international regulatory authorities and agencies, in jurisdictions in which we operate. As well, such policies can adversely affect our clients and counterparties in Canada, the United States and internationally, which may increase the risk of default by such clients and counterparties.

Level of competition

The competition for clients among financial services companies in the markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including new technology used or services offered by our competitors, relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Other financial services companies, such as insurance companies and non-financial companies, are increasingly offering services traditionally provided by banks. Such competition could also reduce net interest income, fee revenue and adversely affect our earnings.

Ability to attract and to retain employees

Competition for qualified employees is intense within the financial services industry and from non-financial industries looking to recruit. If we are unable to retain and attract qualified employees, our results of operations and financial condition, including our competitive position, may be materially adversely affected.

Accuracy and completeness of information on clients and counterparties

When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or on behalf of clients and

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counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on whom we rely do not comply with GAAP or are materially misleading.

Development and integration of our distribution networks

Although we regularly explore opportunities to expand our distribution networks, either through acquisitions or organically by adding, for example, new bank branches, insurance offices, online savings accounts and ATMs in high-growth, receptive markets in Canada, the U.S. and internationally, if we are not able to develop or integrate these distribution networks effectively, our results of operations and financial condition may be negatively affected.

Regulatory Developments

Basel Committee on Banking Supervision global standards for capital and liquidity reform (Basel III)

In response to the global financial crisis, the Basel Committee on Banking Supervision (BCBS) has been reviewing standards for capital and liquidity. The Basel Committee’s aim is to improve the banking sector’s ability to absorb shocks from financial and economic stress through more stringent capital requirements and new liquidity standards. Banks around the world are preparing to implement the new standards (commonly referred to as Basel III) in accordance with prescribed timelines.

Impact of regulatory developments on capital management

BCBS guidelines for capital include new minimum requirements for common equity, increased capital requirements for counterparty credit exposures, the introduction of a global leverage ratio and measures to promote the build up of capital that can be drawn down in periods of stress.

RBC currently monitors our Basel III capital ratios and is well positioned to meet the regulatory requirements when the Basel III rules are implemented commencing in 2013. OSFI expects deposit taking institutions to meet the minimum 2019 Basel III capital requirements early in the transition period.

We continue to modify our risk practices to align with applicable regulatory developments in the jurisdictions in which we operate and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

Over-the-Counter Derivatives Reform

Over-the-counter derivatives markets, globally, are facing profound changes in the capital regimes, national regulatory frameworks and market infrastructures in which they operate. Similar to the other Canadian banks’ wholesale banking businesses, the impact of the confluence of these changes on RBC Capital Markets’

client and trading related derivatives revenues is uncertain.

We are monitoring international developments and proposed reforms, and will take action to mitigate any impact on our business. The changes may result in significant systems changes, less flexible trading options, higher capital requirements, more onerous regulatory requirements, with some potential benefits as a result of reduced risk through central counterparty clearing.

Consumer Protection Measures

There is increased focus by regulators globally to enhance consumer protection measures. This includes such things as increasing disclosure requirements and regulating fees and pricing. In Canada, changes to negative options billing, mortgage pre-payment penalties, four day cheque holds, and current dispute resolution processes, along with expanded powers for the Financial Consumer Agency of Canada, were introduced as part of the 2010 Federal Budget. Further changes have been proposed to regulations for mortgage insurance, the Electronic Transaction Code, rules relating to insurance on bank websites, and electronic documents regulations. In addition, the 2011 Federal Budget included announcements about new rules for prepaid cards and for unsolicited credit card cheques. As will be the case for all of the Canadian banks, these and other developments are likely to impact current practices in our Canadian Banking and Insurance platforms, including disclosure, documentation, process and system changes.

In the U.S., various consumer protection measures were introduced as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). Following the sale of RBC Bank (USA) in March 2012 the consumer protection reforms under Dodd-Frank as currently drafted are expected to have minimal impact on RBC’s remaining U.S. banking activities. Prior to this sale, we do not anticipate the impact of the Dodd-Frank consumer protection reforms to be material to our financial results.

Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) [Note: “Volcker Rule” disclosure will also be included and the previously submitted disclosure will be updated based on our review of the proposed rules released on October 11-12, 2011.]

We anticipate that certain regulatory reform initiatives in the United States will require developments to compliance and risk management frameworks and systems that are designed to ensure adherence to new rules and regulations. Correspondingly, we would face new risks relating to any non-compliance with new regulations.

The items identified above are not intended to be, nor should they be interpreted to be a comprehensive discussion of the legal and regulatory risks that may arise in connection with regulatory reform initiatives in the United States. In fact, we, like other financial institutions, await the promulgation of many final regulations that have yet to be previewed or released.

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The Payments System in Canada

In Canada, an independent Task Force appointed by the Federal government is reviewing Canada’s payments system. The Task Force has a broad mandate to address a wide range of issues such as efficiency, competition, safety and security, innovation, privacy, legislative/regulatory framework, and whether the interests of Canadians are being met. As will be the case for all other Canadian financial institutions, the eventual outcome of the Task Force’s recommendations could alter the way in which RBC processes payment transactions on behalf of consumers. This carries implications for our use of technology, degree of regulatory oversight, and our interactions with global payment systems.

In addition, challenges to payment network rules before the Competition Tribunal, class actions in British Columbia and Ontario regarding the setting of interchange, and class actions in Quebec regarding the application of Quebec’s Consumer Protection Act to certain credit card practices, also have the potential to negatively impact the business practices and revenues of Canadian financial institutions, and could have an adverse impact on our financial performance.

Regulatory Reform in the UK

The regulatory framework in the United Kingdom and Europe is going through significant reform and reorganization which may impact regulated entities. Consideration is also being given to the findings of the Independent Commission on Banking (ICB) which proposed, inter alia, the ring-fencing of retail banking from investment banking. The ICB’s recommendations do not come into force until 2019. The financial industry is currently reviewing and seeking clarification on the ICB’s proposals to fully understand their potential impact.

Given the relatively small size of our UK retail banking operations, these changes are not expected to materially impact RBC’s global operations or financial results.

Other factors

Other factors that may affect actual results include changes in government trade policy, the timely and successful development of new products and services, our ability to cross-sell more products to customers, technological changes and our reliance on third parties to provide components of our business infrastructure, the failure of third parties to comply with their obligations to us and our affiliates as such obligations relate to the handling of personal information, fraud by internal or external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for the Canadian, U.S. and global economies, the outlook and priorities for each of our business segments and in our Liquidity and funding risk section, and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and objectives, and may not be appropriate for other purposes.

We caution that the foregoing discussion of risk factors, many of which are beyond our control, is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

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